Exhibit 1.1

March 31, 2006

Board of Directors

Fox Chase Bank

4390 Davisville Road

Hatboro, Pennsylvania 19040-2544

Attention:	Mr. Thomas M. Petro
President and Chief Executive Officer

Ladies and Gentlemen:

We understand that the Board of Directors of Fox Chase Bank (the “Bank”) is considering a possible reorganization into mutual holding company form. The terms and conditions of the reorganization will be set forth in a plan of reorganization to be adopted by the Board (the “Plan”), which will provide for, among other things, the offer and sale of certain shares of common stock of a newly-organized holding company (the “Holding Company”) to the Bank’s eligible account holders in a Subscription Offering and, under certain circumstances, to members of the Bank’s community in a Direct Community Offering and to the general public in a Syndicated Community Offering (collectively, the “Offering”). The shares sold in the Offering will represent a minority interest in the Holding Company, with the remainder of the Holding Company’s shares to be issued to a newly-organized mutual holding company (the “MHC”). The MHC, the Holding Company and the Bank are sometimes collectively referred to herein as the “Company.” Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) is pleased to assist the Company with the Offering and this letter is to confirm the terms and conditions of our engagement.

MARKETING AGENT SERVICES

Sandler O’Neill will act as exclusive marketing agent for the Company in the Offering. We will work with the Company’s management, counsel, accountants and other advisors and anticipate that our services will include the following, each as may be necessary and as the Company may reasonably request:

1.	Consulting as to the securities marketing implications of any aspect of the Plan, including the percentage of common stock to be offered in the Offering;

2.	Reviewing with the Company’s Board of Directors the financial impact of the Offering on the Company, based upon the independent appraiser’s appraisal of the common stock;

Board of Directors

Fox Chase Bank

March 31, 2006

3.	Reviewing all offering documents, including the Prospectus, stock order forms and related offering materials (it being understood that preparation and filing of such documents will be the responsibility of the Company and its counsel);

4.	Assisting in the design and implementation of a marketing strategy for the Offering;

5.	Assisting the Company’s management in scheduling and preparing for meetings with potential investors and broker-dealers in connection with the Offering; and

6.	Providing such other general advice and assistance as may be requested to promote the successful completion of the Offering.

SUBSCRIPTION AND COMMUNITY OFFERING FEES

If the Offering is consummated, the Company agrees to pay Sandler O’Neill for its services a fee of one percent (1.0%) of the aggregate Actual Purchase Price (defined below) of the shares of common stock sold in the Subscription Offering and Direct Community Offering, excluding shares purchased by or on behalf of (i) any employee benefit plan or trust of the Company established for the benefit of their respective directors, officers and employees, (ii) any charitable foundation established by the Company (or any shares contributed to such a charitable foundation), and (iii) any director, officer or employee of the Company or members of their immediate families.

For purposes of this letter, the term, “Actual Purchase Price” shall mean the price at which the shares of the Company’s common stock are sold in the Offering. If (a) Sandler O’Neill’s engagement hereunder is terminated for any of the reasons provided for under the fourth paragraph of the section of this letter captioned “Miscellaneous,” or (b) the Offering is terminated by the Company, no fees shall be payable by the Company to Sandler O’Neill hereunder; however, the Company shall reimburse Sandler O’Neill for its reasonable out-of-pocket expenses (including legal fees) incurred in connection with its engagement hereunder and for any fees and expenses incurred by Sandler O’Neill on behalf of the Company pursuant to the second paragraph under the section captioned “Expenses” below.

All fees payable to Sandler O’Neill hereunder shall be payable in cash at the time of the closing of the Offering, or upon the termination of Sandler O’Neill’s engagement hereunder or termination of the Offering, as the case may be. In recognition of the long lead times involved in the reorganization process, the Company agrees to make an advance payment to Sandler O’Neill in the amount of $25,000, payable upon execution of this letter, which shall be credited against any fees or reimbursement of expenses payable hereunder. In the event that the advance payment exceeds the amount due in payment of fees and reimbursement of expenses hereunder, the excess shall be refunded to the Company.

Board of Directors

Fox Chase Bank

March 31, 2006

SYNDICATED COMMUNITY OFFERING

If any shares of common stock remain available after the expiration of the Subscription Offering and the Direct Community Offering, at the request of the Company and subject to the continued satisfaction of the conditions set forth in the fourth paragraph under the caption “Miscellaneous” below, Sandler O’Neill will seek to form a syndicate of registered dealers to assist in the sale of such common stock in a Syndicated Community Offering on a best efforts basis, subject to the terms and conditions to be set forth in a selected dealers agreement. With respect to any shares of the common stock sold by any NASD member firm (other than Sandler O’Neill) under any selected dealers agreements in a Syndicated Community Offering, the Company agrees to pay: (a) the sales commission payable to the selected dealer under such agreement and (b) a management fee to Sandler O’Neill of one percent (1.0%) of the aggregate Actual Purchase Price of the shares of common stock sold in the Syndicated Community Offering. The sales commission payable under any such agreements shall be determined by the Company and Sandler O’Neill at the time of the Syndicated Community Offering, and Sandler O’Neill will endeavor to limit such commissions to an amount competitive with gross underwriting discounts charged at such time for underwritings of comparable amounts of stock sold at a comparable price per share in a similar market environment. Any fees payable to Sandler O’Neill for common stock sold by Sandler O’Neill under any such agreement shall be limited to one percent (1.0%) of the Actual Purchase Price of such shares. Sandler O’Neill will endeavor to distribute the stock among dealers in a fashion that best meets the distribution objectives of the Company and the requirements of the Plan, which may result in limiting the allocation of stock to certain selected dealers. It is understood that in no event shall Sandler O’Neill be obligated to act as a selected dealer or to take or purchase any shares of the common stock in the Offering.

RECORDS AGENT SERVICES

In connection with the Offering, the Company agrees that Sandler O’Neill shall also serve as records management agent for the Company. In our role as Records Agent, we anticipate that our services will include the services outlined below, each as may be necessary and as the Company may reasonably request;

1.	Consolidation of Accounts and Vote Calculation;

2.	Design and Stenciling of Proxy and Stock Order Forms;

3.	Organization and Supervision of the Conversion Center;

4.	Proxy Solicitation and Special Meeting Services; and

5.	Subscription Services.

Each of these services is further described in Appendix A to this agreement.

Sandler O’Neill, as Records Agent hereunder, (a) shall have no duties or obligations other than those specifically set forth herein; (b) will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any order form or any stock certificates or the shares represented thereby, and will not be required to and will make no

Board of Directors

Fox Chase Bank

March 31, 2006

representations as to the validity, value or genuineness of the offer; (c) shall not be liable to any person, firm or corporation including the Company by reason of any error of judgment or for any act done by it in good faith, or for any mistake of law or fact in connection with this agreement and the performance hereof unless caused by or arising out of its own willful misconduct, bad faith or gross negligence; (d) will not be obliged to take any legal action hereunder which might in its judgment involve any expense or liability, unless it shall have been furnished with reasonable indemnity satisfactory to it; and (e) may rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telex, telegram, or other document or security delivered to it and in good faith believed by it to be genuine and to have been signed by the proper party or parties.

EXPENSES

In addition to any fees that may be payable to Sandler O’Neill hereunder and the expenses to be borne by the Company pursuant to the following paragraph, the Company agrees to reimburse Sandler O’Neill, upon request made from time to time, for its reasonable out-of-pocket expenses incurred in connection with its engagement hereunder, regardless of whether the Offering is consummated, including, without limitation, legal fees and expenses, advertising, syndication and travel expenses, up to an aggregate maximum of $85,000; provided, however, that Sandler O’Neill shall document such expenses to the reasonable satisfaction of the Company. The provisions of this paragraph are not intended to apply to or in any way impair the indemnification provisions of this letter.

As is customary, the Company will bear all other expenses incurred in connection with the Offering, including, without limitation, (a) the cost of obtaining all securities and bank regulatory approvals, including any required NASD filing fees; (b) the cost of printing and distributing the offering materials; (c) the costs of blue sky qualification (including fees and expenses of blue sky counsel) of the shares in the various states; (d) listing fees; (e) all fees and disbursements of the Company’s counsel, accountants and other advisors, and (f) all expenses associated with the operation of the Conversion Center. In the event Sandler O’Neill incurs any such fees and expenses on behalf of the Company, the Company will reimburse Sandler O’Neill for such fees and expenses whether or not the Offering is consummated; provided, however, that Sandler O’Neill shall not incur any substantial expenses on behalf of the Company pursuant to this paragraph without the prior approval of the Company.

Board of Directors

Fox Chase Bank

March 31, 2006

POST-CONVERSION GENERAL ADVISORY SERVICES

If an Offering is consummated, Sandler O’Neill agrees to act as an independent financial advisor to the Company and its subsidiaries in connection with the Company’s general strategic planning (“General Advisory Services”). In connection with such General Advisory Services, we would expect to work with the Company’s management, its counsel, accountants and other advisors to assess the Company’s strategic alternatives and help implement a tactical plan to enhance the value of the Company. We anticipate that our activities would include, as appropriate, those activities outlined in Appendix B hereto. Sandler O’Neill shall provide such services at the Company’s request for a period of three years following the completion of the Offering and the Company and Sandler O’Neill agree that no additional fee shall be payable to Sandler O’Neill for such services. Thereafter, if both parties wish to continue the relationship, the parties will enter into a separate advisory services agreement on terms and conditions to be negotiated at such time. If Sandler O’Neill acts as a financial advisor to the Company in connection with any specific transactions, the terms of such engagement will be set forth in a separate agreement between the Company and Sandler O’Neill and the fees to be paid will be determined by the Company and Sandler O’Neill at such time and will be competitive with industry standards at such time.

DUE DILIGENCE REVIEW

Sandler O’Neill’s obligation to perform the services contemplated by this letter shall be subject to the satisfactory completion of such investigation and inquiries relating to the Company and its directors, officers, agents and employees as Sandler O’Neill and its counsel in their sole discretion may deem appropriate under the circumstances. In this regard, the Company agrees that, at its expense, it will make available to Sandler O’Neill all information that Sandler O’Neill requests, and will allow Sandler O’Neill the opportunity to discuss with the Company’s management the financial condition, business and operations of the Company. The Company acknowledges that Sandler O’Neill will rely upon the accuracy and completeness of all information received from the Company and its directors, officers, employees, agents, independent accountants and counsel.

BLUE SKY MATTERS

The Company agrees that if Sandler O’Neill’s counsel does not serve as counsel with respect to blue sky matters in connection with the Offering, the Company will cause its counsel to prepare a Blue Sky Memorandum related to the Offering including Sandler O’Neill’s participation therein and shall furnish Sandler O’Neill a copy thereof addressed to Sandler O’Neill or upon which such counsel shall state Sandler O’Neill may rely.

CONFIDENTIALITY

Except as authorized by the Company or as otherwise required by law, regulation or legal process, Sandler O’Neill agrees that it will not disclose any Confidential Information (as defined below) relating to the Company obtained in connection with its engagement hereunder; provided,

Board of Directors

Fox Chase Bank

March 31, 2006

however, that Sandler O’Neill may disclose such information to its agents and advisors who are assisting or advising Sandler O’Neill in connection with the Offering and who have agreed to be bound by the terms and conditions of this paragraph. As used in this paragraph, the term “Confidential Information” shall not include information which (a) is or becomes generally available to the public other than as a result of a disclosure by Sandler O’Neill, (b) was available to Sandler O’Neill on a non-confidential basis prior to its disclosure to Sandler O’Neill by the Company, or (c) becomes available to Sandler O’Neill on a non-confidential basis from a person other than the Company who is not otherwise known to Sandler O’Neill to be bound not to disclose such information pursuant to a contractual, legal or fiduciary obligation.

INDEMNIFICATION

Since Sandler O’Neill will be acting on behalf of the Company in connection with the Offering, the Company agrees to indemnify and hold Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons within the meaning of Section 15 of the Securities Act of 1933 or Section 20 of the Securities Exchange Act of 1934 (Sandler O’Neill and each such person being an “Indemnified Party”) harmless from and against any and all losses, claims, damages and liabilities, joint or several, to which such Indemnified Party may become subject under applicable federal or state law, or otherwise, related to or arising out of any Offering or the engagement of Sandler O’Neill pursuant to, or the performance by Sandler O’Neill of the services contemplated by, this letter, and will reimburse any Indemnified Party for all expenses (including reasonable legal fees and expenses) as they are incurred, including expenses incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense (a) arises out of or is based upon any untrue statement of a material fact or the omission of a material fact required to be stated therein or necessary to make not misleading any statements contained in any final prospectus, or any amendment or supplement thereto, made in reliance on and in conformity with written information furnished to the Company by Sandler O’Neill expressly for use therein, or (b) is primarily attributable to the gross negligence, willful misconduct or bad faith of Sandler O’Neill. If the foregoing indemnification is unavailable for any reason other than for the reasons stated in clause (a) or (b) above, the Company agrees to contribute to such losses, claims, damages, liabilities and expenses in the proportion that its financial interest in the Offering bears to that of Sandler O’Neill.

The Company agrees to notify Sandler O’Neill promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to any transaction contemplated by this agreement.

Board of Directors

Fox Chase Bank

March 31, 2006

MISCELLANEOUS

The Company will provide Sandler O’Neill with such information as Sandler O’Neill may reasonably require to carry out its duties as Records Agent hereunder. The Company recognizes and confirms that Sandler O’Neill (a) will use and rely on such information in performing the services contemplated by this agreement without having independently verified the same, and (b) does not assume responsibility for the accuracy or completeness of the information. The Company will also inform Sandler O’Neill within a reasonable period of time of any changes in the Plan that require changes in Sandler O’Neill’s services.

The Company hereby acknowledges and agrees that the financial models and presentations used by Sandler O’Neill in performing its services hereunder have been developed by and are proprietary to Sandler O’Neill and are protected under applicable copyright laws. The Company agrees that it will not reproduce or distribute all or any portion of such models or presentations to persons other than the Company’s officers, directors, employees and advisors without the prior written consent of Sandler O’Neill.

Sandler O’Neill and the Company agree that (a) except as set forth in clause (b), the foregoing represents the general intention of the Company and Sandler O’Neill with respect to the Marketing Agent Services to be provided by Sandler O’Neill in connection with the Offering, which will serve as a basis for Sandler O’Neill commencing activities, and (b) the only legal and binding obligations of the Company and Sandler O’Neill with respect to such Marketing Agent Services shall be (1) the Company’s obligation to reimburse costs and expenses pursuant to the section captioned “Expenses”, (2) those set forth under the captions “Confidentiality” and “Indemnification,” and (3) as set forth in a duly negotiated and executed definitive Agency Agreement to be entered into prior to the commencement of the Offering relating to the services of Sandler O’Neill in connection with the Offering. Such Agency Agreement shall be in form and content satisfactory to Sandler O’Neill and the Company and their respective counsel and shall contain standard indemnification provisions consistent herewith.

Sandler O’Neill’s execution of such Agency Agreement shall also be subject to (i) Sandler O’Neill’s satisfaction with its investigation of the Company’s business, financial condition and results of operations, (ii) preparation of offering materials that are reasonably satisfactory to Sandler O’Neill and its counsel, (iii) compliance with all relevant legal and regulatory requirements to the reasonable satisfaction of Sandler O’Neill’s counsel, (iv) agreement that the price established by the independent appraiser is reasonable, and (v) market conditions at the time of the proposed offering. Sandler O’Neill may terminate this agreement if such Agency Agreement is not entered into prior to June 30, 2007.

Board of Directors

Fox Chase Bank

March 31, 2006

Please confirm that the foregoing correctly sets forth our agreement by signing and returning to Sandler O’Neill the duplicate copy of this letter enclosed herewith.

Very truly yours,

Sandler O’Neill & Partners, L.P.

By:	Sandler O’Neill & Partners Corp., the sole general partner.

By:	/s/ Thomas P. Duke
Thomas P. Duke
An Officer of the Corporation

Accepted and agreed to as of

the date first written above:

Fox Chase Bank

/s/ Thomas M. Petro
Thomas M. Petro
President and Chief Executive Officer

APPENDIX A

OUTLINE OF RECORDS MANAGEMENT AGENT SERVICES

I.	Consolidation of Accounts/Vote Calculation
1.	Consolidate files in accordance with regulatory guidelines and create central file.
2.	Our EDP format will be provided to your data processing people.
3.	Vote calculation.

II.	Design and Preparation of Proxy Cards and Order Forms
1.	Assist in designing proxy cards and stock order forms for voting and ordering stock.
2.	Prepare proxy cards and order forms with account holder data.
3.	Target group identification for proxy solicitation.

III.	Organization and Supervision of Conversion Center
1.	Advising on the physical organization of the Conversion Center, including materials requirements.
2.	Assist in the training of all Bank personnel who will be staffing the Conversion Center.
3.	Establish reporting procedures.
4.	On-site supervision of the Conversion Center during the solicitation/offering period.

IV.	Special Meeting Services
1.	Proxy and ballot tabulation.
2.	Act as or support inspector of election, it being understood that Sandler O’Neill will not act as inspector of election in the case of a contested election.
3.	If required, delete voting record date accounts closed prior to special meeting.
4.	Produce final report of vote.

V.	Subscription Services
1.	Produce list of depositors by state (Blue Sky report).
2.	Production of subscription rights and research books.
3.	Stock order form processing.
4.	Acknowledgment letter to confirm receipt of stock order.
5.	Daily reports and analysis.
6.	Proration calculation and share allocation in the event of an oversubscription.
7.	Produce charter shareholder list.
8.	Interface with Transfer Agent for Stock Certificate issuance.
9.	Refund and interest calculations.
10.	Confirmation letter to confirm purchase of stock.
11.	Notification of full/partial rejection of orders.
12.	Production of 1099/Debit tape.

APPENDIX B

POST-CONVERSION GENERAL ADVISORY SERVICES

1.	A review and analysis of the Company’s current business and financial condition, including its balance sheet composition, historical operating performance, and deposit market share, and the Company’s competitive position relative to selected peer groups;

2.	Creation of a base case financial model to serve as a benchmark for analyzing alternative strategies and market environments;

3.	An analysis of the impact on the franchise value of altering the Company’s dividend policy, implementing a stock repurchase program, or changing the asset mix or other operating activities;

4.	An analysis of the Company’s acquisition resources, objectives and capacity to compete for acquisition opportunities;

5.	A summary of recent merger and acquisition trends in the financial services industry, including tactics employed by others and typical terms and values involved;

6.	A review of other strategic alternatives which could provide long-term benefits and enhanced value to the Company;

7.	A review with the Board of Directors of the Company of Sandler O’Neill’s findings, with periodic updates as may be requested;

8.	Ongoing general advice and counsel to management and the Board of Directors of the Company with respect to strategic and tactical issues; and

9.	Rendering such other financial advisory and investment banking services as may from time to time be agreed upon by Sandler O’Neill and the Company.